EXHIBIT 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2012

The following discussion and analysis of the operations, results and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the six month period ended June 30, 2012 and the audited financial statements for the year ended December 31, 2011 and the notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated August 29, 2012 and discloses specified information up to that date. Avino is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com and the Company’s website at www.avino.com.

Business Description

Founded in 1968, Avino’s principal business activities are the exploration and development of mineral properties. The Company holds an 99.28% equity interest in CompañíaMinera Mexicana de Avino, S.A. de C.V. (“Cia Minera”), a Mexican corporation which owns the Avino Property, located in the state of Durango, Mexico (“Avino Mine”). The Company also holds mineral claims in the Yukon and British Columbia, Canada.

Avino is a reporting issuer in British Columbia and Alberta, a foreign issuer with the Securities & Exchange Commission and trades on the TSX Venture Exchange, Tier 2 status under the symbol “ASM”, on the NYSE MKT under the symbol “ASM”, and on the Berlin & Frankfurt Stock Exchanges under the symbol “GV6”.

Overall Performance and Outlook

Avino Mine Property near Durango, Mexico

During the quarter, the Company provided reports and updates on several projects at its Avino property in the Durango state of Mexico,and entered into a new option agreement with Endeavour Silver Corp relating to the El Laberinto property.  The Company is working to bring its San Gonzalo mine into production and is continuing the necessary underground development to provide enough active stopes to sustain a 250 tonnes per day (“tpd”) operation.

Also during this quarter,Avino received a new preliminary economic assessment (“PEA”) on the tailings resource left from our past mining operations.  The first version of the report filed on SEDAR was not accepted by the British Columbia Securities Commission and was subsequently withdrawn, then updated and re-filed at the end of July. The economic results are preliminary in nature because they include inferred mineral resources that are considered too geologically speculative to have economic considerations applied to them that would enable them to be categorized as mineral reserves,and therefore there is no certainty that the preliminary economic results will be realized.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Second Quarter Highlights

Underground Mining – San Gonzalo

An historical NI 43-101 inferred resource calculation for San Gonzalo was completed by Orequest Consultants in 2009.The resource estimate was compiled from 2007 surface drilling at San Gonzalo (January to December 2007, 40 holes, 9,204 metres), which produced some significant silver intersections.  This is the most recent estimate completed on the vein, but there havebeen the subsequent development of a ramp, bulk sampling, some mining production, channel sampling, and additional delineation drilling along the vein. Together, these developments have effected a material change in the 2009 resource, making it no longer considered current.

The Company is working towards having a Resource Estimate from an independentengineering firm for the San Gonzalo and ET veins.

In 2011, the Company completed a 10,000 tonne bulk sample on the newly developed San Gonzalo zone that is located 1.7KM from the mill.  The bulk sample produced positive results that enabled Avino to make the decision to move the project towards production without a feasibility study.  Results of the bulk sample were independently verified by Tetra Tech Wardrop and are as follows:

	Weight Tonnes	Assay (g/t)		Contents (kg)		Contents (oz’s)		Recovery (%)
		Au	Ag	Au	Ag	Au	Ag	Au	Ag
Feed	10,519*	0.9	261	9.35	2,746.75	300.9	88,311.7	100	100
Concentrate	232	23.8*	8,998*	5.52	2,087.53	177.5	67,116.9	59	76
Tail	10,287	0.4	64	3.83	659.22	123.4	21,194.8	41	24

*These figures have been reconciled to the weighed feed tonnage and the final concentrate assays of the paid shipment. They also have been rounded for clarity.

The overall bulk sample feed grade was 261g/t Ag and 0.9g/t Au. Silver and gold recoveries were 76% and 59% respectively and 232 dry tonnes of flotation concentrate were produced of which 188 tonnes were sold for net proceeds of US$1.83 million.

Since the completion of the bulk sample Avino has been working to develop enough active stopes to sustain a 250 tpd operation.  This has involved ramping down to levels 3, 4 and5.  At the time of this report, drifting on the 3rd level had been completed and drifting on level 4 is proceeding.Raises have been cut to join level 3stopes to level 2. Development on stope 3-200 East of the crosscut is continuing with the completion of two raises, extraction drift and draw points. Mining activities have also begun on the western portion of the vein next to the old workings on a new second stope (3-100). Currently, there are 2 mining crews per shift and 3 shifts per day working on these stopes to speed up development.Assays from the channel samples along the vein were reported in a news release dated May 14th 2012.  Additional lines from the North West have also been extended a further 45 metres towards the old mine workings. Sample lines L59P to L88P are spaced at approximately 1.5metre intervals across the vein. See the map on Avino's website for details. Assay results for the initial 25 metres are as follows:

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Strike Length (m)	Vein Average Width (m)	Individual Sample Width (m)	Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)	Copper (%)
11.80	2.88		1.220	275.0	0.08	0.25	0.02
Including: Line 66		1.10	2.122	302.5	0.20	0.60	0.02
7.28	3.00		2.110	534.0	0.14	0.28	0.03
Including: Line 67		0.70	9.472	3,869.6	0.76	0.30	0.04
Line 68		1.20	1.259	393.1	0.12	0.42	0.03
Line 68		0.30	1.409	542.5	0.16	0.50	0.03
Line 68		1.10	4.538	594.7	0.10	0.22	0.03
Line 69		0.40	1.926	888.2	0.22	0.69	0.05
5.99	2.03		1.450	253.0	0.10	0.21	0.02
Including: Line 70		0.65	3.063	398.9	0.06	0.15	0.03
Line 70		0.30	0.938	565.5	0.18	0.45	0.06
Line 71		0.60	2.084	320.5	0.12	0.13	0.04
Line 71		0.80	1.185	375.4	0.23	0.33	0.02
Line 71		0.75	0.926	100.5	0.34	0.10	0.02
Line 71		1.10	1.002	463.8	0.14	0.28	0.03
Line 73		0.70	2.004	454.9	0.08	0.18	0.04
Line 74		0.80	2.066	577.6	0.12	0.20	0.03
Line 75		0.60	5.997	777.4	0.09	0.45	0.02

By the end of July 2012, the decline from level 3 to level 4 had been completed and work on the ramp to level 5 had commenced. Drifting is under way on level 4 with roughly 50 metres completed of the 300 metres of vein to explore. To avoid bad ground conditions posed by the close proximity of the old shaft, a Y crosscut from the ramp to the vein was completed. Water has been encountered at the working level of the ramp and is being pumped to surface in three stages in order to maintain the daily ramp advance.

The power line servicing the San Gonzalo mine (400kW) is now in place and was energized by the power company (CFE) at the end of May. Grid power is now available to operate dewatering pumps, underground diamond drill and the jumbo.

Total stockpile tonnage from San Gonzalo to date is approximately 16,000 tonnes and consists of development and mineralized material from levels 2 and 3.

Milling

Milling operations have continued with the processing of old Avino ET stockpiles at the rate of approximately 220tpd. The mill has been operating seven days per week at 24 hours per day since the beginning of March. The Company will continue with this mill work schedule as there is an abundant supply of mill feed. During the second quarter the mill processed an estimated 16,900 tonnes of feed material producing 134 tonnes of concentrate grading approximately 3,290 g/t silver and 42 g/t gold; plant availability was 91.8%. Concentrate produced in the first six months of the year were sold and trucked to Manzanillo, Mexico, in two shipments.

A total of 243 tonnes were sold grading 38 g/t gold and 3,040 g/t silver.

Sampling of the remaining historic stockpiles is ongoing with the objective of providing additional mill feed to the plant. So far this program has been very successful with additional tonnage having been identified as potential mill feed at current metal prices.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Avino Main Mine (ET Zone)

New Agreement (ET Zone)

In February 2012, Avino’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET Zone”.

Pursuant to the Agreement, the Company has the exclusive right to explore and mine the ET Zone property for an initial period of 15 years, with the option to extend the agreement for another 5 years.  In consideration of the grant of these rights, the Company has paid to Minerales the sum of US$250,000 by the issuance of 135,189 common shares of the Company.The Company has until February 2014 (the “Development Period”) to develop the mining facilities.

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (the “NSR Royalty”), at the commencement of commercial production from the property.  In addition, after the Development Period, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales in any event a minimum royalty equal to the applicable NSR Royalty based on processing at a minimum monthly rate of 15,000 tonnes.

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the ET Zone property at any time during the term of the agreement (or any renewal thereof), upon payment of US$8 million within 15 days of the Company’s notice of election to acquire the property.  The purchase would be completed under a separate purchase agreement for the legal transfer of the property.

Avino operated its main mine from 1974 to 2001 producing approximately 5 million tonnes, containing 16 million ounces silver, 96,000 ounces gold and 24 million pounds of copper.  The mine was closed in November 2001 due to low metal prices (Silver US$4.37/oz, Gold US$283/oz, Copper US$0.65/lb) and the closure of a key smelter.

Production from 1976 to 1992 was from the Tolosa open pit.  Subsequent production was mostly from a 4x4 metre ramp access underground operation using sub-level stoping with a sub-vertical increment restricted from 11 to 15metres to counter mine dilution arising from an occasional, semi-incompetent hanging-wall. From 1997 – 2001, the mine operated six days per week, three shifts per day, averaging 1,000 tpd and achieved up to 1,300 tpd.

Mineral rights on the ET Zone concessions, Unification La Platosa, totaling an area of 98.83 hectares which cover 1,300 metres along the main Avino deposit were held under an option agreement with Minerales. That agreement required Avino to pay a 3.5% royalty to Minerales, which expired on October 31, 2010. This new agreement replaces the original expired deal.

Development (ET Zone)

At the time of this report, permits had been solicited for the treatment of the mine water to allow dewatering operations to commence. A pilot water treatment plant has been constructed as per permit requirements and is now 90% complete. The mine dewatering pumps and requisite 6" and 4" plastic pipes are now on site and ready for installation. The supply of lime for neutralization and heavy metal precipitation has been sourced and tested. Permitting of the new tailings storage facility is ongoing.

A review of the underground workings above the water level by mine personnel is also taking place to identify potential mining areas for mill feed; this represents part of the exploration program aimed at reopening the ET (Avino) mine.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2012

With the increase in power demand that is expected upon re-opening the mine, as well as operating 1,000tpd mill circuit, Avino has held discussions with CFE and is studying alternative solutions.

Exploration (ET Zone)

With the new agreement in place allowing the Company to once again mine the main Avino vein, the Company embarked on an exploration program on the ET Zone to further define the remaining resources in the zone. The 2012 drill program on the main Avino vein is intended to form the basis for a current mineral resource estimate, and is the first step towards bringing the mine back into production.

When the 2012 drill program is completed, results from 34 holes drilled between 2006 and 2012 will be computed into a new NI 43-101 compliant mineral resource estimate of the potential resource below the 12th level. Results from the first six 2012 holes are as follows:

Hole #	Bearing	Dip	Down Hole Intersection (from – to)	Length (m)	Silver (g/t)	Gold (g/t)	Copper %
ET-12-01	332	62	246.30 – 275.1	28.80	142	0.352	0.481
Including:			254.40 –275.1	20.70	175	0.360	0.577
ET-12-02	335	53	304.80 –335.6	30.80	76	0.290	1.000
ET-12-03	336	59	325.25–349.9	24.65	100	0.400	0.670
Including:			349.65–349.9	0.25	1,035	0.180	1.030
ET-12-04	336	-63	314.40 – 358.3	43.90	77	0.330	0.880
Including:			314.40 – 327.7	13.35	81	0.390	0.580
			327.70 – 334.5	6.75	28	0.310	0.720
			334.50 – 358.3	23.80	77	0.330	1.120
ET-12-05	336	-62	345.10–356.9	11.80	104	0.970	0.630
			345.10 – 345.8	0.70	1,183	39.590	2.440
ET-12-06	336	-70	380.60 – 388.6	8.05	258	0.110	1.140

Tailings Resource

The tailings include both oxide and sulphide tailings, with each requiring separate treatment methods.  The tailings werecreated during Avino’s previous 27 year operating run when recoveries were relatively poor.  Since the closure of the mine in 2001, advances in heap leach technology could potentially enable Avino to unlock the gold and silver that had previously been un-recoverable.

In March 2012, Avino announced the results from an updated Preliminary Economic Assessment (PEA) examining Tailings Retreatment Process Options for the Avino mine oxide tailings.  The PEA was completed by Tetra Tech Wardrop ("Tetra Tech").The first version of the report filed on SEDAR was not accepted by the British Columbia Securities Commission and was subsequently withdrawn.  The report was then updated and re-filed at the end of July 2012. The economic results are preliminary in nature because they include inferred mineral resources that are considered too geologically speculative to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and thereforethere is no certainty that the preliminary economic results will be realized.

•
Themineral resource was estimated for the oxide tailings generated from prior historical mining operations, using ordinary kriging (OK) interpolation and uncapped grades.  The assay values for this estimate are based on 28 drillholes, which were completed on the tailings by CMMA in 1990, and include 407.75 m of drilling and 383 assays of both gold and silver.  The oxide tailings are estimated to contain a 2.34 Mt inferred mineral resource at a grade of 91.3 g/t silver and 0.54 g/t gold, with a 50 g/t silver cut-off. The entire resource is classified as an inferred mineral resource, based on the historical nature of the drilling (prior to the institution of NI 43-101 and associated quality assurance/quality control (QA/QC) requirements).  Verification samples collected by Tetra Tech confirmed the presence of gold and silver mineralization at grades similar to those obtained in the original tailings drilling campaign and confirmed that the Mine’s lab assays are not materially different from those of external labs.  It is Tetra Tech’s opinion that the oxide tailings sampling data are considered sufficient to support the purpose of theTechnical Report and a current inferred mineral resource.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Preliminary Economic Assessment

Mineral Processing, Metallurgical Testing and Recovery Methods

Tetra Tech investigated gravity separation, flotation, cyanide leach, carbon-in-pulp and heap leach processing options.  Using the recoveries and process conditions resulting from these tests, the capital costs to construct a processing plant using selected process options were developed while the operating costs associated with each option were determined and a financial model compiled.  A heap leach operation indicated the best financial alternative.

Mining Methods

The oxide tailings mineral resource will be mined through surface methods and without blasting.  Initially, the oxide tailings will be processed without having to move the sulphide tailings which cover a portion of the oxide tailings.  Approximately 0.5 Mt of oxide tailings will be sent annually to the heap leach pad.

Tonnages, grades and Metal Production

The life-of-project average tonnages, grades and metal production are indicated in the table below:

Description	Value
Total Tonnes to Mill (‘000)	2,340
Annual Tonnes to Mill (‘000)	500
Mine Life (Years)	5
Average Grades
Gold (g/t)	0.54
Silver (g/t)	91.30
Total Production
Gold (‘000 oz)	31
Silver (‘000 oz)	4,814
Average Annual Production
Gold (‘000 oz)	6.58
Silver (‘000 oz)	1,028.55

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Environmental

Environmental settings, permits and authorizations required for the operation of the project will include:

•	An operating permit
•	An application for surface tenures
•	A waste water discharge registration
•	A hazardous waste generator’s registration

Capital Cost (CAPEX)

The capital cost estimate (CAPEX) for the Project has been developed based on the treatment of 1,370 t/d or 500,000 t/a of oxide tailings.  A total cost of US$29.1 million, including contingency was estimated as the CAPEX for the Project:

Item/Description	Cost (US$)
Direct Costs
Mining, Agglomeration, and Pad Loading	3,293,320
Process Facilities	3,905,528
Reagents/Auxiliary Services	501,750
Buildings	932,763
Leach Pad and Infrastructure	7,414,974
Power Supply and Distribution	1,457,296
Total Direct Costs	17,505,632
Indirect Costs
Engineering, Procurement, Construction Management, Quality Assurance and Vendor Representatives	2,658,728
Freight and Construction Indirects	3,146,235
Contingency	5,828,000
Total Indirect Costs	11,632,964
Total CAPEX	29,138,596

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Operating Costs (OPEX)

The annual operating cost estimate (OPEX) for the  process facilities is estimated to be US$6.3 million or US$12.74/t of tailings treated at a processing rate of 1.370 t/d.  The following table summarizes the operating cost for the mine including all labor, processing costs and general and administrative costs:

Description	Personnel	Annual Cost (US$)	Unit Cost (US$/t Treated)
Process Manpower
Maintenance Labour	7	175,104	0.35
Operations Labour	35	545,832	1.09
Laboratory	7	139,536	0.28
Subtotal	49	860,472	1.72
Process Supplies
Operating Supplies	-	4,582,421	9.16
Maintenance Supplies	-	450,000	0.90
Power Supply	-	479,947	0.96
Subtotal	-	5,512,368	11.02
Total Process OPEX	49	6,372,840	12.74
G&A Costs
G&A Staff	11	262,656	0.53
G&A Expenses	-	490,000	0.98
Total G&A OPEX	11	752,656	1.51
Total OPEX	60	7,125,496	14.25

Economic Analysis

A preliminary economic assessment should not be considered to be a prefeasibility or feasibility study, as the economics and technical viability of the Project have not been demonstrated at this time.  The preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  Furthermore, there is no certainty that the preliminary economic assessment will be realized.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Tetra Tech prepared an economic evaluation of the Project, based on a pre-tax financial model.

The Energy Metal Consensus Forecast (EMCF) as published by Consensus Economics (effective date April 24, 2012) was used to determine the metal prices for the base case:

	Base Case	Spot Prices Case
Gold Value (USS)	$1,256.00	$1,622.20
Silver Value (US$)	$20.38	$28.36
IRR	54.4%	92%
Payback period	1.6 years	1.1
NPV (US$’000) 8% discount rate	$38,647	$74,186

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2012

A summary of the overall pre-tax financial results are presented in the following table:

Description	Base Case	Spot Prices Case
Gold Price (US$/oz)	1,256.00	1,622.20
Silver Price (US$/oz)	20.38	28.36
Total Payable Metal Value (US$'000)	131,459	179,116
Refining (US$'000)	4,817	4,817
Total NIV (US$'000)	126,642	174,299
Transportation, Insurance (US$'000)	190	261
At-mine Revenue (US$'000)	126,452	174,038
Royalties (US$'000)	0	0
Operating Costs (US$'000)	38,192	38,192
Operating Cash Flow (US$'000)	88,260	135,845
Capital Expenditure, Including Reclamation and Salvage (US$'000)	28,990	28,990
Net Cash Flow (US$'000)	59,270	106,856
Discounted Cash Flow NPV (US$'000) at 0.00%	59,270	106,856
Discounted Cash Flow NPV (US$'000) at 5.00%	45,345	84,842
Discounted Cash Flow NPV (US$'000) at 8.00%	38,647	74,186
Discounted Cash Flow NPV (US$'000) at 10.00%	34,736	67,940
Payback (years)	1.6	1.1
IRR (%)	54	92

Recommendations

The Technical Report contains the following recommendations for further work:

Resource Estimate(s)

•
In order to improve confidence in the inferred mineral resource of the oxide tailings and evaluate the overlying sulphide tailings, a sonic drill program of 90 holes with 50 m x 50 m drill collar spacing totaling 1,800 m is recommended.

•	Resource estimates for the ET Zone of the Avino vein, the San Gonzalo vein and tailings should be completed for mine planning purposes.

•	The drillhole database should be consolidated and mining depletions updated before the estimation is performed.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Process

•
Take sufficient amounts of samples from both oxide and sulphide tailings to obtain representative samples for assay and metallurgical test work to confirm the grade of the deposit and the recovery of silver and gold from the heap leach process.

•
Use the metallurgical results from the metallurgical test work program to confirm/define the duration of leaching on the pad, the reagent consumption values and the silver and gold precipitation efficiencies.

•
Use the metallurgical results from the metallurgical test work program to prepare an economic analysis for the retreatment of the oxide tailings dam material, the sulphide tailings dam material, and for the treatment of both oxide and sulphide tailings material.

Environmental

•
A detailed trade-off study should be undertaken to characterize current conditions of the sulphide tailings and to determine whether the re-treatment of this material would contribute to the profitability of the Project.

Laberinto Property Option Agreement

On July 31, Avino announced that it had entered into an option and joint venture agreement with Endeavour Silver Corp. (“Endeavour”), whereby Endeavour was granted the option to acquire up to a 75% interest in the Laberinto Property (the “Property”), Durango State, Mexico, consisting of approximately 91.7 hectares.  In order to exercise the option, Endeavour must pay up to US $200,000 in annual installments over 4 years to Avino in option payments, and incur up to US$3 million in exploration work on the Property over the next 4 years.

Upon Endeavour acquiring its 75% interest, a joint venture will be formed, under which if any party does not contribute its proportionate share of costs, its participating interest will be diluted on a pro rata basis according to the contributions of all parties.  If any party’s participating interest is reduced to 10% or less, then its interest will be automatically converted into a 2.5% net smelter returns royalty.

The El Laberinto property is situated 60 kilometres NE of Durango, Mexico and 25 kilometres west of Avino’s main mine. It occurs in the Sierra La Silla (hills) which form part of a large volcanic caldera which also contains Avino’s main holdings. The Sierra La Silla area contains many silver, gold, lead, zinc and copper veins similar to those at Avino which are also situated in the lower volcanic Andesite sequence.

El Laberinto is a small property today and is a remnant of a much larger land package in the area once controlled by Avino.

During 1995 Avino mapped the La Silla area and sampled the principal veins.  Avino had assembled the land package in the district in search of another Avino main vein. (Report August 1995)

Avino drove an adit on the Veta Grande (“Big Vein”) in late 1995.  Values of silver and gold were sub economic.  The adit was stopped at approximately 300 metres length before it reached the main shoot described in the 1995 report.  Three holes were drilled below the adit, assays are unavailable.

Avino does not consider that the Big Vein has been adequately explored to date.  Although the adit showed low values, it did not reach the principal shoot and was likely too high on the vein structure.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Eagle Property, Yukon Territory

The Eagle property, held 100% by Avino is located on the south slopes the prolific Galena Hill in the Keno City silver mining camp in north-central Yukon, 350 km north of Whitehorse.

From May 15, 2009 to September 17, 2009, sixdiamond drill holes on the Eagle property totaling 1,897.1 metres were completed. The work program was successful in identifying strong silver-gold-indium enriched zinc and lead mineralization hosted in the Eagle vein fault, a known and proven host of significant intercepts of Pb-Zn-Ag mineralization, including a reported 7,624.9 g/t Ag, 1.2% Pb and 1.5% Zn over 0.15metres (hole E64-23). The 2009 work has also established that indium, used in plasma screens, is present in significant concentrations of up to 285.4 g/t indium (In) over 1.8metre (Hole D09EE-11) in the sphalerite enriched Eagle vein.

In 2010 Avino commissioned Jean Pautler, a qualified person to review all historic data from previous work done on the property and make a recommendation for future work program. Pautler’s recommendations are based on a property visit on June 28, 2008, previous experience in the Keno silver mining camp, a review of the historical data and a review of the 2009 work program carried out by Mega Precious Metals while the property was under option from Avino.

The assessment produced the following recommendation:  Ore shoots need to be delineated within the Eagle Vein. The best intercept to date is the 7,625 g/t Ag, 1.2% Pb over a 1.2metre interval from DDH 64-23 which was drilled in 1964. The best silver intersections in drilling occur within 125metre of this intercept.   It is recommended to attempt to duplicate this hole and to drill systematic step outs from this intersection. In addition it was recommended to drill the exposed vein in trenching on the Alexandra, which may represent the strike extension of the Eagle Vein.  The Eagle Vein should be targeted at depth here in an attempt to intersect the vein within the favourable quartzite host. The depth extent of the Eagle Vein intersection in D09EE-10 should be targeted for the same reason.

Additional sampling of the 2009 drill core was also recommended due to incomplete sampling into the footwall.

In January 2012, Avino entered into an option agreement with Avaron Mining Corp. (“Avaron”), whereby Avaron can earn the exclusive right and option to acquire a 100% title and interest in the Eagle Property.

To earn a 75% interest in the Eagle Property, Avaron must:

•	Incur exploration costs totaling $7.1 million over five years.
•	Make total cash payments of $375,000 over five years to Avino.
•	Issue a total 800,000 common shares of Avaronover five years to Avino.

After earning a 75% interest, Avaron may either elect to form a joint venturewith Avino, or has the following two options to earn the remaining 25% interest:

Option #1

Avaron may elect within the next six months to place the property into production and commence commercial production within 3 years, subject to a 2.5% net smelter return and a minimum $200,000 annual advance royalty payments payable for 5 years or until production begins.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Option #2

If Avaron does not elect to place the property into production, Avaron must pay $100,000 annual advance royalty payments and 250,000 common shares to Avino on or before each of the sixth and seventh anniversaries of the execution date of the agreement, and at its sole expense, complete drilling of an additional 10,000 metresin depth on the Property or incur an additional $2,000,000 in exploration costs in lieu of such drilling on or before the seventh anniversary of the execution date.As at June 30, 2012, the Company had received $25,000 in cash payments and been issued 150,000 common shares of Avaron with value of $15,000.

Outlook

Avino is uniquely situated among the many emerging producers in Mexico. Through its majority ownership in the Avino Mine, recovery plant and surrounding property holdings all may provide its shareholders to profit from the strong metal markets that the Company believes lay ahead. Avino remains committed to returning to profitable mining operations and is very excited about the opportunity to build theCompany into a significant producer of precious and base metals. The Company holds itself accountable and maintains a high standard in corporate citizenship. Avino maintains strong relationships with the surrounding communities by continuing to provide long-term economic and social benefits.

With prices for silver and gold remaining at historically high levels, the Company is working aggressively to capitalize on this trend by bringing the Avino property back into operation as quickly as possible. The Company completed a 10,000 tonne bulk sample in April 2011, and is confident about the prospect of bringing the San Gonzalo Zone into production. Avino is also undertaking a significant drill program to increase resources at San Gonzalo and explore new targets in other areas of the property.

Management remains focused on the following key objectives:

1.	Have an independent consultant amend all reports to be NI-43-101 compliant
2.	Commence full commercial production at San Gonzalo
3.	Continue developing the San Gonzalo resource
4.	Assess plans for reopening the original Avino Mine and processing tailings resource
5.	Expanding mineral resources, and
6.	Identify and explore new targets on Avino’s large property.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Results of Operations

Summary of Quarterly Results

	2012	2012	2011	2011	2011	2011	2010	2010
Period ended	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sept 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sept 30 Q3
Loss for the period	(395,556)	(211,967)	$(651,720)	$(1,231,240)	$(362,957)	$(1,975,799)	$(53,399)	$(432,672)
Loss per Share	(0.01)	(0.01)	(0.03)	(0.05)	(0.01)	(0.07)	(0.00)	(0.02)
Total Assets	25,825,567	26,055,529	26,136,355	25,823,810	26,225,357	26,554,565	26,578,517	18,663,167

Quarterly results often fluctuate with changes in exploration and expenses and non-cash items such as share-based payments. In Q3 and Q1 of 2011, the Company granted 830,000 and 990,000 stock options respectively, representing two of the largest tranches granted in the last 8 quarters, resulting in significant fluctuations in the loss for the period.

Three months ended June 30, 2012 compared with the three months ended June 30, 2011.

	2012	2011

Operating and Administrative Expenses
Depreciation	$214	$51,219	(1)
General exploration	6,145	8,331
Investor relations	55,080	68,874
Management fees	37,500	37,500
Office and miscellaneous	121,377	63,472	(2)
Professional fees	19,389	18,564
Regulatory and compliance fees	21,738	7,430	(3)
Salaries and benefits	58,365	35,484	(4)
Share-based payments	4,704	1,116
Travel and promotion	56,045	28,622	(5)
	380,557	320,612

Loss before other items	(380,557)	(320,612)

Other Income (expense)
Interest income	10,545	24,012	(6)
Other revenue	478	29,714	(7)
Unrealized loss on investments in related companies	(62,446)	(28,557)	(8)
Foreign exchange gain (loss)	36,424	(67,514)
NET LOSS FOR THE PERIOD	(395,556)	(362,957)	(9)

Loss per Share - Basic and Diluted	$(0.01)	$(0.01)

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2012

1.
Depreciation expense was $214 for quarter ended June 30, 2012 compared to $51,219 for the comparable quarter, a decrease of $51,006. The decrease is the result of a fiscal 2011 proposed audit adjustment which reclassed depreciation to mineral properties exploration costs. The proposed reclassification is consistent with Company’s accounting policy for property, plant and equipment.

2.
Office and miscellaneous expenses were $121,377 the three months ended June 30, 2012 compared to $63,472 for the quarter ended June 30, 2011, an increase of $57,905. The increase relates to higher office costs and rent at the Company’s head office and an increase in administration activities at the Company’s Mexican subsidiaries.

3.
Regulatory and compliance fees were $21,738 during the quarter ended June 30, 2012 compared to $7,430 in the comparable quarter. The increase of $ 14,308 is a result of the Company being listed on the NYSE MKT.

4.
Salaries and benefits expenses were $58,365 during the three months ended June 30, 2012 compared to $35,484 in the comparable quarter, an increase of $22,881. The increase relates to higher salaries paid to office and administrative personnel at the head office and a general increase in the number of employees employed at the Company’s Mexican operations.

5.
Travel and promotion for the three months ended June 30, 2012 was $56,045 compared to $28,622, an increase of $27,423. During the current quarter the Company’s management attended several more trade shows compared with three months ended June 30, 2011.

6.
Interest income was $10,545 for the three months June 30, 2011 compared to $24,012 in the comparative quarter, a decrease of $13,467. The Company has been drawing down its cash balances to fund expansion and development at its operations in Mexico. As a result of lower average cash balances, the Company has earned less interest.

7.
Other revenue earned by the Company relates to interest earned on outstanding VAT balances due from the Mexican Government. Other revenue during the quarter ended June 30, 2012 was $478 compared to $29,714 in the comparable quarter, a decrease of $29,236. The decrease in other revenue relates to the fact the VAT has been outstanding for a much shorter period of time than it was in prior years and therefore less interest is earned. This decrease also reflects the strong collection rate of VAT achieved by the Company.

8.
Unrealized loss on investments in related companies was $62,446 for the three months ended June 30, 2012 compared to a loss of $28,557 in the comparative quarter, an increase of $33,889. The increase in loss reflects the decline in market values of the investments in common shares of related companies.

9.
As a result of the foregoing, net loss for the quarter ended June 30, 2012 was $395,556, an increase of $32,599 compared to the quarter ended June 30, 2011. The slight increase in loss had no significant impact on in loss per share for the quarter.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Six months ended June 30, 2012 compared with the six months ended June 30, 2011.

	2012	2011

Operating and Administrative Expenses
Depreciation	$429	$84,289	(1)
General exploration	17,965	9,494
Investor relations	152,489	148,827
Management fees	75,000	220,500	(2)
Office and miscellaneous	161,046	104,789	(3)
Professional fees	37,015	23,997	(4)
Regulatory and compliance fees	44,378	21,912	(5)
Salaries and benefits	118,299	69,728	(6)
Share-based payments	16,297	1,562,198	(7)
Travel and promotion	121,572	51,395	(8)
	744,490	2,297,129

Loss before other items	(744,490)	(2,297,129)

Other Income (expense)
Interest income	23,533	24,012	(6)
Other revenue	4,311	29,714
Mineral property option revenue	34,857	-	(9)
Unrealized loss on investments in related companies	(103,182)	(28,557)	(10)
Foreign exchange gain (loss)	177,448	(67,514)
NET LOSS FOR THE PERIOD	(607,523)	(362,957)	(9)

Loss per Share - Basic and Diluted	$(0.02)	$(0.01)

1.
Depreciation expense was $429 for period ended June 30, 2012 compared to $84,289 for the comparable period, a decrease of $83,860. The decrease is the result of a fiscal 2011 proposed audit adjustment which reclassed depreciation to mineral properties exploration costs. The proposed reclassification is consistent with Company’s accounting policy for property, plant and equipment.

2.
Management fees for the quarter period ended June 30, 2012 were $75,000, a decrease of $145,500 from the comparable quarter. Management fees were higher in first quarter of 2011 due to a one time bonus of $150,000 paid to the CEO. There have been no bonuses paid 2012.

3.
Office and miscellaneous expenses were $161,046 for the six months ended June 30, 2012 compared to $104,789 for the six months ended June 30, 2011, an increase of $57,257. The increase relates to higher office costs and rent at the Company’s head office and an increase in administration activities at the Company’s Mexican subsidiaries.

4.
Professional fees for the period ended June 30, 2012 were $37,015, an increase of $13,018 compared to $23,997 in the comparable period. The increase in professional fees is due to fees paid to external consultants for collection of Value Added Tax (“VAT”) receivable. As at June 30, 2012, the Company had collected all of the VAT outstanding as at December 31, 2011.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2012

5.
Regulatory and compliance fees were $44,378 during the period ended June 30, 2012 compared to $21,912 in the comparable period. The increase of $ 22,406 is a result of the Company being listed on the NYSE MKT.

6.
Salaries and benefits for the period ended June 30, 2012 were $118,299, an increase of $48,571 compared to the period ended June 30, 2011. The Company has continued to build its professional team to meet the growth and expansion at the Company’s operations in Mexico. There have also been increases in the costs of salaries and benefits paid to current employees.

7.
Share-based payments for the period ended June 30, 2012 were $16,297 compared to $1,562,198 for the period ended June 30, 2011, a decrease of $1,545,901. During the period ended June 30, 2011, the Company issued 1,010,000 options with a fair value of $1,561,082, compared to 30,000 options issued with a vested fair value of $16,297 for the comparable period. The Company also recorded $11,875 in the first six months of 2012 relating to options that were granted in previous periods but vested during the current period.

8.
Travel and promotion for the period ended June 30, 2012 was $121,572 compared to $51,395, an increase of $70,177. During the current period the Company’s management attended several more trade shows compared with the period ended June 30, 2011.

9.
In February 2012, the Company optioned the Eagle Property to Avaron Mining Corp. The terms of the agreement provided Avino with an initial cash payment of $25,000 plus the issuance of 150,000 common shares of Avaron with a value of $15,000. The Company recorded a reduction in the carrying value of the Eagle Property of $5,143 with the difference of $34,857 recorded as mineral property option revenue. There was no option revenue in the comparable period.

10.
Unrealized loss on investments in related companies for period ended June 30, 2012 was $103,182 an increase of $65,816 from the comparable quarter. The increase in loss is due to a decline in market values of the investments in common shares of related companies.

11.
As a result of the foregoing, net loss for the period ended June 30, 2012 was $607,523, a decrease of $1,731,234 compared to the period ended June 30, 2011. The decrease in net loss resulted in decrease in loss per share from $0.09 for the quarter ended June 30, 2011 to $0.02 for the comparable period.

Liquidity and Capital Resources

The Company continues in the exploration stage until such time that the Avino Mine is re-opened. The investment in and expenditures for the mineral properties comprise most of the Company’s assets along with a lesser asset amount in regards to the Avino Mine facilities and equipment. The recoverability of amounts shown for its mineral property interest and related deferred costs is dependent upon the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital extensive, and in order to re-commence operations at the Avino Mine, the Company may be obliged to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

Period Ended	June 30, 2012	December 31, 2011
Cash and cash equivalents	$4,285,113	$5,282,464
Working Capital	3,957,927	5,723,398
Deficit	28,927,264	28,319,741

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2012

The Company’s working capital has decreased since the year ended December 31, 2011 as the Company continues to incur expenditures on exploration and acquires equipment for expansion and development.

Cash Flow

	June 30, 2012	June 30, 2011

Cash provided by (used in) operating activities	$265,505	$(1,005,876)
Cash providedby financing activities	30,300	570,975
Cash used in investing activities	(1,285,652)	(539,584)
Decrease in cash and cash equivalents	(989,847)	(974,486)
Effect of exchange rate changes on cash and cash equivalents	(7,504)	13,245
Cash balance, beginning of the period	5,282,464	9,051,848
Cash balance, end of the period	$4,285,113	$8,090,607

Operating Activities:

Cash provided by operating activities for the period ended June 30, 2012 was $265,505 compared to cash used in operating activities of $1,005,876 for the period ended June 30, 2011.  The increase in cash provided by operating activities is primarily due to the receipt of cash from concentrate sales receivable at December 31, 2011.

Financing Activities:

Cash provided by financing activities was $30,300 compared to $570,975 in the comparable period, a decrease of $540,675. Cash provided by financing activities relates to the issuance of common shares upon the exercising of stock options. During the period ended June 30, 2011, employees, consultants, and directors exercised more stock options compared to the quarter ended June 30, 2012. There were no other financing activities during the period.

Investing Activities:

Cash used in investing activities for period ended June 30, 2012 was $1,285,652 compared to $539,584 for the period ended June 30, 2011. Cash used in investing activities during the period ended June 30, 2012 includes cash expenditures of $752,056 and $533,596 on the exploration of mineral properties and the acquisition of equipment respectively. The Company continues to expand its operation in Mexico with the anticipation of achieving commercial production in the later half of 2012. Details of additions to mineral properties and equipment are summarized in notes 8 and 9 respectively to the condensed consolidated interim financial statements for the six months ended June 30, 2012.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Transactions with Related Parties

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the six months ended June 30, 2012 and 2011 are as follows:

	June 30, 2012	June 30, 2011
Salaries and benefits	$124,815	$249,410
Share-based payments	-	1,279,800
	$124,815	$1,529,210

The Company has a cost sharing agreement to reimburse Oniva International Services Corp. (“Oniva”); the transactions with Oniva during the period are summarized below:

	June 30, 2012	June 30, 2011
Salaries and benefits	$91,082	$68,844
Office and administrative expenses	167,049	167,908

	$258,131	$236,752

The amounts due to related parties consist of $182,070 (December 31, 2011 - $179,338) due to Oniva; $16,289 (December 31, 2011 - $19,625) due to Directors for Directors fees and $2,418 (December 31, 2011 - 4,800) due to a Consultant for geological service.

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due from and due to related parties are non-interest bearing, non-secured and with no stated terms of repayment.

Financial Instruments and Risks

Market Risk

Market risk consists of interest rate risk, foreign currency risk and other price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate risk as the Company has no interest bearing debt.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency with respect to the following assets and liabilities, as a portion of these amounts are denominated in Mexican Pesos and US dollars as follows:

	June 30, 2012		December 31, 2011
	MXN	USD	MXN	USD
Cash and cash equivalents	$1,051,410	$788,826	$935,096	$196,186
Sales taxes recoverable	3,807,368	-	2,789,015	-
Amounts receivable	76,035	-	-	862,287
Accounts payable and accrued liabilities	(3,955,858)	(41,805)	(6,214,511)	-
Amounts due to related parties	-	-	-	-
Net exposure	978,955	747,021	(2,490,400)	1,358,473
Canadian dollar equivalent	$72,877	$760,542	$(183,877)	$1,381,567

Based on the net Canadian dollar denominated asset and liability exposures as at June 30, 2012, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates will impact the Company’s earnings by approximately $18,273 (2011 -$119,769).

The Company has not entered into any foreign currencycontracts to mitigate this risk

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment in related parties as they are carried at fair value based on quoted market prices.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at highcredit rated Canadian financial institutions. However, as at June30, 2012 cash and cash equivalents substantially exceed the amounts covered under federal deposit insurance

Concentration of credit risk exists with respect to the Company’s cash as the majority of the amounts are held with a single Canadian financial institution.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Commitments

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. Either party may terminate the agreement with one-month notice. Transactions and balances with Oniva, which is a related company, are disclosed in the transactions with related parties section.

The Company and its subsidiary have various lease agreements for their office premises, use of land, drilling and equipment at the mine site.

The Company has commitments in respect of these lease agreements as follows:

	June 30, 2012	December 31, 2011
Not later than one year	$122,461	$243,301
Later than one year and no later than five years	745,473	824,910
Later than 5 years	84,717	84,046
	$952,651	$1,152,257

Outstanding Share Data

The Company has an unlimited number of common shares without par value as authorized share capital of which 27,068,416 were outstanding as at June 30, 2012 and 27,081,416 as at August 29, 2012.

The following are details of outstanding share options as at June 30, 2012 and August 29, 2012:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (Jun 30/12)	Number of Shares Remaining Subject to Options (Aug 29/12)
February 27, 2013	$1.65	10,000	10,000
February 27, 2013	$0.75	295,000	295,000
September 22, 2014	$0.75	25,000	35,000
January 14, 2015	$0.81	60,000	60,000
September 10, 2015	$1.05	296,000	326,000
December 9, 2013	$2.00	20,000	20,000
January 18, 2016	$2.30	960,000	1,010,000
September 30, 2016	$2.00	790,000	830,000
January 16, 2013	$2.00	30,000	30,000
Total:		2,486,000	2,616,000

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2012

The following are details of outstanding warrants as at June 30, 2012 and August 29, 2012:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Jun 30/12)	Number of Underlying Shares (Aug 29/12)
November 10, 2013	$1.52	2,400,000	2,400,000
December 22, 2013	$2.50	2,700,000	2,700,000
Total:		5,100,000	5,100,000

The following are details of outstanding compensation warrants as at June 30, 2012 and August 29, 2012:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Jun 30/12)	Number of Underlying Shares (Aug 29/12)
December 22, 2013	$2.50	111,000	111,000
Total:		111,000	111,000

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at June 30, 2012 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

Internal Controls Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.  The Company assessed the design of the internal controls over financial reporting as at June 30, 2012 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of the Company because of limitations in size and number of staff.  The Company believes it has taken steps to mitigate these risks by increasing financial reporting personnel, consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary.  However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis and continuing to do periodic on-site inspections of the accounting records in Mexico.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the six months ended June 30, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Subsequent Events

•	Subsequent to June 30, 2012, 40,000 options were exercised for gross proceeds of $39,000.

•	Subsequent to June 30, 2012, the Company sold 354 tonnes of bulk concentrate.

•
In July 2012, the Company entered into an option and joint venture agreement with Endeavour Silver Corp. ("Endeavour"), whereby Endeavour was granted the option to acquire up to a 75% interest in the Laberinto Property ("the Property"), Durango State, Mexico, consisting of approximately 91.7 hectares. In order to exercise the option, Endeavour must pay up to US $200,000 in annual installments over 4 years to Avino in option payments, and incur up to US$3 million in exploration work on the Property over the next 4 years

Upon Endeavour acquiring its 75% interest, a joint venture will be formed, under which if any party does not contribute its proportionate share of costs, its participating interest will be diluted on a pro rata basis according to the contributions of all parties. If any party's participating interest is reduced to 10% or less, then its interest will be automatically converted into a 2.5% net smelter returns royalty.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of August 29, 2012. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.